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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 18)*


                         Dreyer's Grand Ice Cream, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  261878-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER

CUSIP NO.  261878-10-2


 1        NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          WILLIAM F. CRONK, III, INDIVIDUALLY AND AS CO-TRUSTEE OF THE CRONK REVOCABLE TRUST DATED DECEMBER 30, 1981.

--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a)   [ ]
                                                                (b)   [ ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY


--------------------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------------------------------------------------------------------------------

                                 5         SOLE VOTING POWER

                                           753,160(1)
                                 -----------------------------------------------
         NUMBER OF
           SHARES                6         SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                         1,499,922
            EACH                 -----------------------------------------------
         REPORTING
           PERSON
            WITH:                 7         SOLE DISPOSITIVE POWER

                                           753,160(1)
                                 -----------------------------------------------

                                 8         SHARED DISPOSITIVE POWER

                                           1,499,922
--------------------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,253,082
--------------------------------------------------------------------------------
10  [X]   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
          (2)
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.76%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------------------------------------------------------------------------------

(1) Mr. Cronk has the right to acquire this number of shares pursuant to the Issuer's stock option plans within sixty (60) days of December 31, 2000.

(2) Row 11 excludes 84,000 shares which are held in irrevocable trusts for the benefit of Mr. Cronk's sons. Mr. Cronk does not have investment or voting power over such shares and disclaims beneficial ownership of such shares.

CUSIP NO.  261878-10-2


 1        NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          JANET M. CRONK, INDIVIDUALLY AND AS CO-TRUSTEE OF THE CRONK REVOCABLE TRUST DATED DECEMBER 30, 1981.

--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a)   [ ]
                                                                (b)   [ ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY


--------------------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------------------------------------------------------------------------------

                                 5         SOLE VOTING POWER

                                           -0-
                                 -----------------------------------------------
         NUMBER OF
           SHARES                6         SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                         1,499,922
            EACH                 -----------------------------------------------
         REPORTING
           PERSON
            WITH:                7         SOLE DISPOSITIVE POWER

                                           -0-
                                 -----------------------------------------------

                                 8         SHARED DISPOSITIVE POWER

                                           1,499,922
--------------------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,499,922
--------------------------------------------------------------------------------
10  [X]   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
          (1)
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.31%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------------------------------------------------------------------------------

(1) Row 11 excludes 84,000 shares which are held in irrevocable trusts for the benefit of Mrs. Cronk's sons. Mrs. Cronk does not have investment or voting power over such shares and disclaims beneficial ownership of such shares.

WILLIAM F. CRONK, III AND JANET M. CRONK
CUSIP NO. 261878-10-2

                                  SCHEDULE 13G

Item 1(a).    Name of Issuer: Dreyer's Grand Ice Cream, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

                                    5929 College Avenue
                                    Oakland, California  94618

Item 2(a).    Name of Person Filing:    William F. Cronk, III and his wife,
                                        Janet M. Cronk

Item 2(b).    Address of Principal Business Office:

                                    5929 College Avenue
                                    Oakland, California  94618

Item 2(c).    Citizenship:      United States

Item 2(d).    Title of Class of Securities:  Common Stock, $1.00 Par Value

Item 2(e).    CUSIP Number:     261878-10-2

Item 3.       Not applicable.

Item 4.       Ownership:

                      (a) Amount Beneficially Owned as of December 31, 2000: 2,253,082

                      (b)        Percent of Class: 7.76%

                      (c)        Number of shares as to which such person has:

                                 (i) Sole power to vote or to direct the vote: 753,160(1)

                                 (ii)       Shared power to vote or to direct
                                            the vote: 1,499,922(2)

                                 (iii) Sole power to dispose or to direct the disposition of: 753,160(1)

                                 (iv) Shared power to dispose or to direct the disposition of: 1,499,922(2)

Item 5.  Ownership of Five Percent or Less of Class:  Not applicable.

--------

         (1) Mr. Cronk has the right to acquire this number of shares pursuant to the Issuer's stock option plans within sixty (60) days of December 31, 2000.

         (2) These shares are held directly by William F. Cronk, III and Janet
M. Cronk as Co-Trustees of the Cronk Revocable Trust UTA dated December 30,
1981.

WILLIAM F. CRONK, III AND JANET M. CRONK
CUSIP NO. 261878-10-2


                                  SCHEDULE 13G

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:
           1,499,922 of the shares reported herein are held directly by William
           F. Cronk, III and Janet M. Cronk as Co-trustees of the Cronk Revocable Trust UTA dated December 30, 1981.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company: Not applicable.

Item 8. Identification and Classification of Member of the Group: Not applicable.

Item 9.    Notice of Dissolution of Group: Not applicable.

Item 10.   Certification: Not applicable.

                      Signature.

                              After reasonable inquiry and to the
                      best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                      Date: February 8, 2001.


                                 /s/ WILLIAM F. CRONK, III
                                 -------------------------------------------
                                 William F. Cronk, III, individually and as
                                 Co-trustee of the Cronk Revocable Trust UTA
                                 dated December 30, 1981

                                 /s/ JANET M. CRONK
                                 -----------------------------------------------
                                 Janet M. Cronk, individually and as Co-trustee of the Cronk Revocable Trust UTA dated December 30, 1981

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)